EXHIBIT 12

PENNZOIL-QUAKER STATE COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the six months ended
	June 30,

	2002	2001

	(Dollar amounts expressed in
	thousands)
Income (loss) from continuing operations before income from equity investees	$32,437	$(5,809)
Distribution of income from equity investees	6,345	7,400
Amortization of capitalized interest	75	425
Income tax provision	33,900	308
Interest charges	60,507	62,263

Income before income tax provision and interest charges	$133,264	$64,587

Fixed charges	$60,507	$62,263

Ratio of earnings to fixed charges	2.20	1.04

DETAIL OF INTEREST AND FIXED CHARGES

	For the six months ended
	June 30,

	2002	2001

	(Expressed in thousands)
Interest charges per Consolidated Statement of Operations which includes amortization of debt discount, expense and premium	$45,855	$48,877
Add: portion of rental expense representative of interest factor (1)	14,652	13,386

Total fixed charges	$60,507	$62,263
Less: interest capitalized per Consolidated Statement of Operations	—	—

Total interest charges	$60,507	$62,263

(1)	Interest factor based on management’s estimates and approximates one-third of rental expense.